FenSens, Inc.
383 E. Laurel Rd.
Bellingham, WA 98226
Phone:
Website: http://FenSens.com.



In this report, the term "we," "us," "our," "FenSens" or "the Company" refers to FenSens, Inc.

The Company, having offered and sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding (§227.202) for the fiscal year ended December 31, 2016. A copy of this report may be found on the company's website at www.FenSens.com/investor.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the annual report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements, including those risks and uncertainties identified under the section "Risk Factors" herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

FenSens, Inc., is a corporation organized on July 20, 2016, under the laws of Delaware. The company was organized to develop and sell installable automotive accessory technology, including FenSens' Smart Wireless Parking Sensor and associated Hands-Free Mobile App. The company's first product, the Smart Wireless Parking Sensor, is a smart Bluetooth-enabled license plate frame that utilizes ultrasonic sensors to detect objects in front or behind a vehicle. The device communicates in real-time and directly with a driver's smartphone through our hands-free Android and iOS apps, which provide audio, visual display, and vibration alerts for objects detected by the Smart Wireless Parking Sensor. We are also in the process of developing other products and services that introduce new technologies to motor vehicles.

Our operations are based out of Seattle, Washington.

PRINCIPAL PRODUCTS

FenSens is on a mission to make new car technology smart, simple, affordable, and easy-to-install on any vehicle. Our primary focus is in the area of smart car accessories. Our first and only current product is the Smart Wireless Parking

Sensor, a smart wireless license plate frame that detects objects in front or behind (depending on where the product is installed) a user's vehicle through the use of ultrasonic sensors, then transmits information about such objects to our proprietary application on a user's smartphone using Bluetooth wireless technology.

MARKET

Motor Vehicle Accessories sales represent a $40B market. Based on our research, nine out of ten individuals in the market for Motor Vehicle ultimately purchase such accessories with 60% of such potential customers spending more than $1,500 on such accessories in the aggregate. And while we believe most of these potential customers would prefer to buy such accessories at car dealerships, less than 5% actually do.

There are approximately 220 million cars in the USA without a back-up camera or back-up sensors and over 1 billion cars lacking such features globally. Based on our research, the immediately servable backup camera and sensor market is increasing 30% YoY.

More on the market can be seen here: http://www.reyrey.com/collateral/flyers/AoA_Trend_Report.pdf

BUSINESS MODEL AND MARKETING

Our primary product positioning is around safe driving with a focus on preventing the many injuries and property damage experienced by millions of drivers every year from automobile accidents. Our ambition is to make driving safe by making new car technology available to all drivers. As such, we have identified, and continue to identify, several key partners to help realize this ambition.

We plan to partner directly with insurance companies, having sought out a relationship with State Farm for a test pilot program, to pass off insurance deductibles to businesses and consumers alike for using our driving safety device. This incentive coupled with the opportunity to decrease liabilities and increase driver safety might make the commercial fleet vehicle market very appealing.

In our first full year of business after our Smart Wireless Parking Sensor begins production, we plan on selling about 25% of our products to commercial fleet vehicle companies under the premise of increased driver safety and the potential for decreased driver liability as a result of the intended use of our products. We expect many of our fleet customers to purchase products from us in bulk, which will allow us to scale our business. In addition, we expect to leverage relationships with product distributors and retail channel purchasers to promote our product in specialty and big-box retail, as well as through online sales channel partners

We expect to independently market our product through digital marketing efforts, including paid advertising and self-published and curated social media. In addition, we expect to continue to market our product through crowdfunding campaigns, including Kickstarter and Indiegogo pre-sales.

Ultimately, we expect to build upon an established distribution network to promote, and sell, additional products and product lines.

COMPETITION

The current competitors consist of relatively inexpensive (approximately $30+ wired backup cameras) that must be self-installed or professionally installed for those that lack experience physically wiring devices to automobile power supply. In addition, and at the other end of the price spectrum, is a premium product offering by Pearl Automation Inc. that features dual backup cameras and solar-powered power supply, which product is priced at approximately $500. Currently available budget-friendly competitive product offerings can be difficult to install, require significant time to install and fine tune, and present user experiences that many might find non-intuitive. At the premium end of the self-install back-up camera product spectrum, Pearl Automation Inc.'s product delivers a more user-friendly experience at a price point that is multiples of the suggested retail price of our Smart Wireless Parking Sensor. We believe that another area of inherent competition presents itself in the form of newer vehicles that feature backup cameras and sensors as standard features. The National Highway Traffic Safety Administration (NHTSA) has mandated that, by May 2018, all new vehicles sold in the USA feature a backup camera. Although the NHTSA has published this requirement and we believe it will diminish our ability to sell our current products to owners and users of newer vehicles, the NHTSA requirement is not retroactive, and thus there remain a large and growing number of vehicles in the domestic and international markets that do not feature factory-installed backup cameras or sensors. In order to compete effectively, FenSens is continuing to develop its existing product lineup as well as future products, and has taken initiatives to establish intellectual property protection on all of its current and future products.

THE TEAM

Officers and Directors

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Officers:				
Andrew Karuza	CEO & Presiden, Directort	32	July 2016	Yes
Nik Talreja,	COO, Director	32	October 2016	Part-Time
Kyle Ellicott	CSO, Director	32	January 2017	Part-Time
Directors:				
Andrew Karuza	CEO & President, Director	32	July 2016	Yes
Nik Talreja	COO, Director	32	October 2016	Part-Time
Kyle Ellicott	CSO, Director	32	January 2017	Part-Time

No members of our executive team receive a salary from the company at this time. As of the date of this report, the company has no employees. Beginning June 2017, we expect to provide our CEO, Andrew Karuza, with a salary of approximately $60,000 a year for services provided. As of the date of this report, our CEO is the only individual contributing to FenSens in a full-time capacity.

Biographies

Andrew Karuza is our Chief Executive Officer. He has served in that position since our inception in June 2016. Andrew has over 10 years of experience as a start-up entrepreneur. As CEO of brandbuddee (influencer marketing platform), which he helped launch he was in charge of product development. He also previously worked at SpotSurvey (SMS survey delivery app), and a consulting company that helped many large software and hardware related companies including

Microsoft, BMC Software, Google, Kinivo, and Otterbox. Andrew received his degree in marketing from Western Washington University in 2009.

Nik Talreja – Nik Talreja is a member of our board of directors and Chief Operating Officer of the company. He has served as our COO since October of 2016. Nik has experience building and managing b2b and consumer-focused emerging companies and has extensive experience advising companies at all stages on operational and organizational matters as a corporate attorney. Nik received his J.D. in 2012 from the University of California, Los Angeles, School of Law and graduated with a B.S. in Corporate Finance & Entrepreneurship in 2007 from the University of Southern California's Marshall School of Business.

Kyle Ellicott – Kyle Ellicott is our CSO and one of our board members. He has served in the position since January of 2017 to the present date. He is a 15-year wearable and Internet of Things (IoT) start-up veteran with experience building and selling his own software start-ups. Currently is the co-founder and COO at ReadWrite / ReadWrite Labs, an IoT platform for start-ups. He has received his degree in computer information systems from Eastern Michigan University in 2007.

RELATED PARTY TRANSACTIONS

The company has not entered into any related party transactions.

INTELLECTUAL PROPERTY

While we do not claim to rely on our intellectual property, we have sought out patent and trademark protection for the unique features of FenSens.

Patent Name	Application Filed	Application Number
An Anti-Theft System For Vehicles	5-8-2017	62503619
An Anti-Theft System For Vehicles	3-15-2017	62471600
Proximity warning device)	12/6/2016	15-370-116
Automatic smart wireless software initiation from vehicular hardware device	5-24-2016	62-327945
Method of motion activated hardware	5/24/2016	62-340-525

Legal Proceedings

The company is not currently involved in any legal proceedings.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Risks Relating to our Company and Operations:

- **This is an early stage company.** We have no history, no recurring clients, and no booked revenues. If you have invested in this company, or are considering investing in the company, it is because you think the company has good ideas, that the founders can execute these ideas better than their competition, that they can price their products right and sell them to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

- **We have a small management team.** We depend on the skills and experience of a small management team. If the company is not able to call upon any of these people for any reason, it could be harmed. Our efforts to effectively expand our management team may be thwarted if we don't raise enough money.

- **We will need more people to join our company.** We will need additional employees, mostly engineering and technology and marketing personnel. There are no guarantees that we will find the right type of sales and marketing personnel who will be able to convince enough consumers to purchase our products. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **The company will need more money.** The company might not raise enough capital to meet its operating needs and fulfil its plans. The company will probably need to raise additional funds in the future, and if it cannot raise capital in the future, it will fail. Even if it does make a successful offering in the future, the terms of that offering might result in one's investment in the company being worth less, because later investors might get better terms.

- **We are likely to operate at a loss for some time.** Since our inception, our activities have consisted of formation activities and preparations to raise capital. Once we commence our principal operations, we will incur significant additional expenses. We are dependent upon additional capital resources and are subject to significant risks and uncertainties; including failing to secure funding to implement planned operations or failing to profitably operate the business. We anticipate that we will initially sustain operating losses. Our ability to become profitable depends on success in selling enough of the FenSens Wireless Parking Sensor and future product offerings. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in developing offering new products, which may impact whether we are successful. There can be no assurance that we will ever become profitable. If we sustain losses over an extended period of time, we may be unable to continue in business.

- **Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.** We do not currently hold any patents. We have three provisional patents and one utility patent and are in the process of filing patent applications for future products. There is no guarantee that we will be able to obtain patent protection, which would significantly decrease the value of our products. It may also lead to unauthorized use or copying of our technology. Companies in China and elsewhere may try to replicate a cheaper version of our product. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

- **Issues with our manufacturing partners could slow down production**. We have several manufacturing alternatives, however, an issue that develops with our current manufacturing partner would slow production down for several months while we start over with a new vendor. We cannot ensure that our manufacturing partner will not face unexpected challenges and cause us to delay production.

- **The company will depend on revenue from the sale of FenSens Smart Wireless Parking Sensor. This is our only product today.** The company will only succeed (and our investors will only make money) if there is sufficient demand for our wireless parking sensor, people think it's better than any competition's products, and the company has priced it at a level that allows the company to make a profit and still attract business.

- **Uncertainty with respect to US trade policy may reduce our manufacturing choices and add to our expenses.** We are currently planning to have our manufacturing center in China. The current US President has indicated a desire to re-negotiate trade deals and potentially imposing tariffs on foreign countries, including China. We may incur additional expenses if we are forced to base our manufacturing in the United States.

- **The trends we are anticipating in the automotive industry may not develop as we hope.** By 2018 all new vehicles in the US will be required to have a backup camera. We expect this to help us sell more of our products, as the importance of backup safety technology becomes widely known. However, FenSens technology will be one of many options available to the public. There is no guarantee that most people will choose our products over our competition. Additionally, our business may be affected if US regulations are challenged or rolled back.

- **Unauthorized access to our technology and software will expose the company to litigation, reputational, and financial risk.** Our components are highly accessible and our product is relatively simple to produce, but our unique value is in our software. We have product insurance, but currently no insurance for cyber-attacks. A cyber-attack or hack could cause disruption to the functioning and safety of our product. We have a security consultant who will be doing a full assessment for our product before launching in the market. We will work to fill any potential holes in our systems. There is no guarantee that we will be able to do so in a timely manner.

- **We have a number of competitors more established than we are.** There are other companies providing products similar to ours. One of our competitors offers an app-controlled product similar to ours and we have several competitors in the backup camera and sensor space. Some of these companies are large established companies with resources far superior to ours. Accordingly, they may be able to develop products better than ours and may succeed in convincing clients to purchase them faster.

- **Our financial review includes a "going concern" note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Risks Relating to our Securities:

- **We have sold convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time; notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But our noteholders won't know how much their investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below the $2 million valuation cap, so one should not view the $2 million as being an indication of the company's value. Further any interest on the notes is accrued interest, therefore one will not be paid interest payments on these notes. If one has chosen to invest, such investor should be prepared that the notes will never convert and may have no value.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **Our securityholders may have limited rights.** The company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering, one will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion a noteholder will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights. Furthermore, the company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favourable than the Crowd Note.

- **Our securities cannot be easily resold.** There are restrictions on how one can resell our securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money one has paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF OUR SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of May 1st, 2017 are reflected in the below table:

Beneficial owner	Amount and class of securities held*	Percent of voting power prior to the Offering
Andrew Karuza	13,745,000	54.98%

DESCRIPTION OF SECURITIES OF THE COMPANY

General

The company has issued a $100,000 promissary note on February 24th, 2017 to F/B/O Capstone Trust For Entrepreneurship. This convertible promissory note may convert into the equity of the company upon a "Qualified Financing", which is defined as a bona fide sale of securities resulting in the Company receiving at least $500,000 or the sale of the company.

Furthermore, on May 1st the sale of securities was completed through a Reg CF Crowd Note round. The terms of that round are described below:

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).
- Once a "qualified equity financing" occurs, the notes may be converted thereafter if the company chooses, or if a corporate transaction occurs.

The price at which the Crowd Notes were sold in this offering will convert at:

- At a discount of 20% to the price in the qualified equity financing, subject to a $2 million valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 4%, compounded quarterly.

The securities into which the Crowd Notes in this offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

The Target Amount for this offering to investors under Regulation Crowdfunding was $100,000. Additionally, we have set a minimum Closing Amount of $130,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which was met before the closing occured. We were to accept up to $350,000 from investors through Regulation Crowdfunding before the deadline of May 1, 2017.

The minimum investment is this offering was $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The company was selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offerings").

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this offering.

Also, and as described above, the company has issued a convertible note in the principal amount of $100,000 on February 24, 2017, pursuant to a convertible promissory note purchase agreement (see above). The convertible promissory notes may convert into the equity upon a qualified equity financing, as described below.

Common Stock

Dividend Rights

The Board of Directors, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

Voting Rights

The stockholders entitled to vote at any meeting of stockholders as determined by the Board or a Stockholder's meeting in accordance with the Bylaws, subject to the provisions of Sections 217 and 218 of the General Corporation Law of Delaware (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Convertible Notes

As described above, the company issued a convertible note pursuant to a convertible promissory note purchase agreement dated February 24, 2017 to one investor in the amount of $100,000. The company may issue further convertible notes within 60 days of the date of the agreement under the terms described below. However, the company does not intend to issue any further notes while this offering is open.

Interest Rate and Maturity

The convertible note of the company will bear an interest rate of 5% compounded annually and have a maturity date of February 24, 2019.

Conversion terms

The conversion price is equal to the lesser of (i) 80% of the per share price paid by investors in a qualified equity financing or (ii) the price equal to the quotient of $1,000,000 divided by the aggregate number of outstanding shares of the company's common stock immediately prior to the initial closing of the qualified equity financing, on a fully diluted basis. A qualified equity financing is defined as the issue and sale of equity securities to investors on or before the date of repayment in full of the convertible notes in an arms-length equity financing resulting in gross proceeds to the company of at least $500,000 (excluding the conversion of the notes and any other debt). The notes may also convert at the option of the noteholders in the event of the company's merger or sale.

What it means to be a minority holder

As an investor in Crowd Notes of the company, one does not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They are be responsible for keeping track of who owns the Crowd Notes in this offering.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

The financial statements of the Company may be found at the end of this Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles and have been reviewed by Zccounting LLC.

Financial Condition

We began operations in October 2016. To date we have not generated any revenues.

Based on our cash flow projection, we foresee a future need for financing. We anticipate that this round together with the proceeds from our concurrent Rule 506(c) offering should support the company's operations through 2018. In early 2018, we intend to attempt a raise of approximately $1,000,000 in seed financing to finance international expansion and new product development. If working capital money is needed to fund inventory, we plan to leverage several bridge loan and investment groups to float any large orders received. We do not have a bank line of credit currently, but will apply for a working capital loan if needed.

Results of Operations

As of the July 6, 2016, the company's inception, we have not generated any revenues. We currently have $132,512 in pre-order sales and received a grant in the amount of $75,000 from Arrow Electronics. Consumers have indicated interest from more than 50 countries but we have not yet monetized such interest.

Liquidity and Capital Resources; Future Trends

Our cash on hand is currently approximately $132,512.

Our monthly burn rate is currently approximately $3,500, not including anticipated production costs, which will amount to approximately $115,000 in the aggregate. We anticipate that our cash burn rate will increase roughly $15,000 per month as a result of increased marketing and operational costs, a salary for Andy Karuza, and further IP and product development opportunities. We expect an additional $170,000 from to be received by June 1st from our Crowd Notes campaign.

No significant assets will be purchased with proceeds from this offering. We will maintain our operations at a relatively modest co-working office at a rate of $800 per month throughout the remainder of 2017.

Indebtedness

FenSens has recently offered two convertible notes described below:

Recent Offerings of Securities

The company has issued a convertible note to one investor in the amount of $100,000. The proceeds of this offering will be used for general business purposes. Furthermore, and as described above, we completed a Reg CF Crowd Note financing round on May 1st, 2017, pursuant to which we raised approximately $[170,000]. We expect to receive proceeds from this Reg CF Crowd Note financing on or around June 1st, 2017.

Valuation

We have not undertaken a valuation of the company.

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have filed our first annual report for 2016 as of May 10th, 2017. Any annual reports will be posted on our website, at www.fensens.com.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting Compliance

The company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of rule 202. However, the company is 14 days late on filing the 2016 annual report.

FINANCIAL CERTIFICATION

I, Andrew Karuza, certify that the financial statements of FenSens, Inc. included in this Form are true and complete in all material respects.

_____/Andy Karuza/_____

Andrew Karuza, CEO

____5-18-17_____

Date

FenSens, Inc.

A Delaware Corporation

Financial Statements (Unaudited) December 31, 2016.

FenSens, INC.

TABLE OF CONTENTS

Financial statements as of December 31, 2016 for the year ended December 31, 2016.

FenSens

Balance Sheet

As of December 31, 2016

FenSens

	Total
ASSETS	
Current Assets (Cash and cash equivalents)	
Bank Accounts	
Business Checking	19,685.98
Business Savings 5680	50.00
Chase Checking	111,033.74
Wells Fargo Checking	33,795.20
Total Bank Accounts	**$164,564.92**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Total Current Assets	**$164,564.92**
TOTAL ASSETS	**$164,564.92**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Prepaid Sales	199,735.32
Total Other Current Liabilities	**$199,735.32**
Total Current Liabilities	**$199,735.32**
Long-Term Liabilities	
Shareholder Loan	17,948.00
Total Long-Term Liabilities	**$17,948.00**
Total Liabilities	**$217,683.32**
Equity	
Equity Grant	-75,000.00
Retained Earnings	4,102.80
Net Income	-14,273.20
	-
Total Equity	**85,170.40**
TOTAL LIABILITIES AND EQUITY	132,512.92

Wednesday, May 10, 2017 10:19:40 AM GMT-7
- Accrual Basis

FenSens, Inc
Statements Of Operations (Unaudited)

For the year ending December 31st, 2017 from July 2016 (Inception)

Fensens Income Statement

		2016	2015
Revenues		$0	$0
Cost of Revnues		$0	$0
Gross Profit		$0	$0
Operating Exp[enses:			
	Research & Development	-$22,889	$0
	Compensation	$13,832	$0
	General Admin	$3,917	$0
	Sales & Marketing	$19,413	$0
Total Operating Expenses		-$14,273	$0
Income (loss) From Operations	Other Income/ (expense)	$0	$0
	Net Income (loss)	-$14,273	$0

FenSens, Inc
Statements Of Changes In Stockholder's Equity (Deficit) (Unaudited)

For the year ending December 31st, 2017 from July 2016 (Inception)

		Members' Equity	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at July 6, 2016 (inception)							
	Member Contributions	$17,948		$		$	$17,948
Balance at July 6, 2016		$17,948					$17,948
	Conversion to corporation	-$17,948			$17,948		
	Commom Stock Issuance		10,000,000		$100	$0	$100
	Net Loss					-$14,273	-$14,273
Balance at December 31, 2016			10,000,000		$100	$17,948	-$14,173

FenSens, Inc
Statements Of Cash Flows (Unaudited)

For the year ending December 31st, 2017 from July 2016 (Inception)


FenSens

Statement of Cash Flows
January - December 2016


	Total
OPERATING ACTIVITIES	
Net Income	-14,273.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Prepaid Sales	199,735.32
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$199,735.32**
Net cash provided by operating activities	**$185,462.12**
FINANCING ACTIVITIES	
Shareholder Loan	17,948
Equity Grant	-75,000.00
Net cash provided by financing activities	**-7,052.00**
Net cash increase for period	**128,410.12**
Cash at beginning of period	4,102.80
Cash at end of period	**$132,512.92**


Wednesday, May 10, 2017 10:20:54 AM GMT-7


FENSENS, INC. NOTES TO FINANCIAL STATEMENTS (UNAUDITED) As of December 31st 2016 (end fiscal year)

NOTE 1: NATURE OF OPERATIONS

Fensens, Inc. (the "Company"), is a corporation organized July 6, 2016 under the laws of Delaware. The Company sells aftermarket license plate-based sensor and imaging products to promote safety for drivers.

As of December 31st (end fiscal year) the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Expenses of approximately $17,948were incurred prior to inception on the Company's behalf, and were contributed by the founder. Such expenses are reflected in the Company's accumulated deficit on the balance sheet as of the December 31st.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of December 31st, 2016.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 10,000,000 shares of $0.00001 par value common stock as of December, 2016 (end fiscal year).

Subsequent to July 6, 2016, on January 13, 2017, the Company amended and restated its articles of incorporation to authorize 30,000,000 shares of $0.00001 par value common stock.

Subsequent to July 6, 2016, the Company issued stock to various parties, as described in Note 6.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

See accompanying Independent Accountant's Review Report -5

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Stock Issuances

On July 20, 2016, the Company issued 5,000,000 shares of common stock to its Chief Executive Officer and President at $0.00001 per share, for total proceeds of $50. This stock issuance was conducted under the terms of a restricted stock purchase agreement and is subject to vesting terms under this agreement, which provides the Company the right to repurchase unvested shares at the original purchase price if and upon termination of service with the Company. Of these 5,000,000 shares, 800,000 are subject to vesting. Upon the twelve-month anniversary of this agreement, 25% of the vesting shares will vest, and 1/48 of the vesting shares will vest monthly thereafter.

On July 20, 2016, the Company issued 3,000,000 shares of common stock to its Secretary at $0.00001 per share, for total proceeds of $30. This stock issuance was conducted under the terms of a restricted stock purchase agreement and is subject to vesting terms under this agreement, which provides the Company the right to repurchase unvested shares at the original purchase price if and upon termination of service with the Company. Of these 3,000,000 shares, 1,000,000 are subject to vesting. Upon the twelve-month anniversary of this agreement, 25% of the vesting shares will vest, and 1/48 of the vesting shares will vest monthly thereafter.

On July 20, 2016, the Company issued 2,000,000 shares of common stock to a consultant at $0.00001 per share, for total proceeds of $20. This stock issuance was conducted under the terms of a restricted stock purchase agreement and is subject to vesting terms under this agreement, which provides the Company the right to repurchase unvested shares at the original purchase price if and upon termination of service with the Company. Of these 2,000,000 shares, 500,000 are subject to vesting. Upon the twelve-month anniversary of this agreement, 25% of the vesting shares will vest, and 1/48 of the vesting shares will vest monthly thereafter

On October 2, 2016, a consultant ceased services to the Company, and the Company repurchased 750,000 shares from the Consultant for $7.50.

On November 15, 2016, the Company's stockholders terminated a member of the Board of Directors, resulting in the repurchase of 1,000,000 shares of common stock for $10.

On January 24, 2017 the Company issued an additional 8,745,000 shares of common stock to its Chief Executive Officer and President at $0.00001 per share, for total proceeds of $87. This stock issuance was conducted under the terms of a restricted stock purchase agreement and is subject to vesting terms under this agreement, which provides the Company the right to repurchase unvested shares at the original purchase price if and upon termination of service with the Company. All of these shares are subject to vesting. Upon the one-month anniversary of this agreement 75% of these shares will vest and 1/12 of the shares will vest monthly thereafter.

See accompanying Independent Accountant's Review Report -6-

On January 24, 2017 the Company issued 4,250,000 shares of common stock to to a member of the Board of Directors at $0.00001 per share, for total proceeds of $43. This stock issuance was conducted under the terms of a restricted stock purchase agreement and is subject to vesting terms under this agreement, which provides the Company the right to repurchase unvested shares at the original purchase price if and upon termination of service with the Company. All of these shares are subject to vesting. Upon the twelve- month anniversary of this agreement, 25% of the vesting shares will vest, and 1/48 of the vesting shares will vest monthly thereafter

On January 24, 2017 the Company issued a total of 2,505,000 shares of common stock to various consultants at $0.00001 per share, for total proceeds of $25. These issuances were conducted under the terms of restricted stock purchase agreements and are subject to vesting terms under such agreements, which provide the Company the right to repurchase unvested shares at the original purchase price if and upon termination of service with the Company. All of these shares are subject to vesting. Upon the twelve-month anniversary of each of these agreements, 25% of these shares will vest, and 1/48 of the shares will vest monthly thereafter.

On January 24, 2017 the Company issued 500,000 shares of common stock to a consultant at $0.00001 per share, for total proceeds of $5. This stock issuance was conducted under the terms of a restricted stock purchase agreement and is subject to vesting terms under this agreement, which provides the Company the right to repurchase unvested shares at the original purchase price if and upon termination of service with the Company. All of these shares are subject to vesting. Upon the one month anniversary of this agreement, 80% of these shares will vest, and 1/60 of the shares will vest monthly thereafter.

On January 24, 2017, the Company issued a total of 1,000,000 shares of common stock at a price of $0.0001 per share to two consultants for total proceeds of $100.

Capital Structure

On January 13, 2017, the Company amended and restated its articles of incorporation to authorize 30,000,000 shares of $0.00001 par value common stock.

Management's Evaluation

Management has evaluated subsequent events through January 25, 2017 the date the balance sheet was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.